TransAlta proposes an all-cash offer to acquire Canadian Hydro Developers, Inc. for $4.55 per share

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Fully financed, all-cash offer represents 30 per cent premium to Canadian Hydro Developers shareholders

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Combination accelerates TransAlta’s planned growth of its renewable energy portfolio

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Conference call scheduled for today at 9:00 a.m. (Mountain Time)

CALGARY, Alberta (July 20, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that it intends to make an all-cash offer, through an acquisition entity, to acquire Calgary-based Canadian Hydro Developers (TSX: KHD) at a price of $4.55 per share.

TransAlta's offer represents a premium of approximately 30 per cent to the volume weighted average trading price of Canadian Hydro Developers common shares on the TSX for the past 10 trading days and approximately 25 per cent to the closing price of Canadian Hydro Developers common shares on the TSX on July 17, 2009. The proposed transaction has an enterprise value of approximately $1.5 billion.

“This offer provides Canadian Hydro Developers shareholders with significant, immediate and certain value for the company’s existing assets, as well as its future growth potential,” said Steve Snyder, TransAlta’s Chief Executive Officer. “We have great respect for the company and its employees, and believe our respective shareholders and other stakeholders would be very well-served by the combination of these two great Alberta-based businesses.”

“For TransAlta, this transaction accelerates our current strategy and extends our leadership position to become the largest publicly traded provider of renewable energy in Canada,” said Mr. Snyder. “We believe the combination of Canadian Hydro Developers’ portfolio and our operational and development capabilities and strong balance sheet, creates a company well-positioned to succeed in a world in which both capital and carbon are constrained.”

TransAlta first approached Canadian Hydro Developers in December 2008 with the aim of reaching a negotiated transaction. In correspondence and meetings with Canadian Hydro Developers over the next seven months, TransAlta clearly articulated its interest in combining the two companies and outlined the potential benefits of the transaction. Despite TransAlta's efforts, it became clear that a negotiated transaction could not be achieved. As a result, TransAlta felt compelled to make this offer directly to Canadian Hydro Developers’ shareholders.

Canadian Hydro Developers operates 694 megawatts (MW) of wind, hydro and biomass facilities in Alberta, Ontario, Quebec and British Columbia. It also has 252 MW of advanced-stage development projects in western and eastern Canada. Canadian Hydro Developers’ assets are highly contracted with creditworthy counterparties.

On a combined basis, TransAlta and Canadian Hydro Developers would have net generation capacity of 8,657 MW in operation.  The renewables portfolio would include 1,900 MW in operation, or 22 per cent of the combined portfolio. In addition, 572 MW under construction and over 600 MW in advanced-stage development.

The transaction will be funded initially with new committed bank facilities fully underwritten by Royal Bank of Canada, which, along with existing credit facilities and internally generated cash, will provide ample funding to take up and pay for all the outstanding Canadian Hydro Developers shares. This initial funding will be replaced with permanent long-term funding in the debt capital markets, underpinned by raising an additional $250 - $300 million of equity. Based on this approach we expect the rating agencies will confirm TransAlta’s current investment grade credit ratings. The transaction will not impact TransAlta’s dividend policy.

Goldman Sachs and RBC Capital Markets are TransAlta’s financial advisors. Burnet, Duckworth & Palmer is TransAlta’s legal advisor.

TransAlta expects to commence the offer on Wednesday, July 22, 2009.  The offer will be open for acceptance for a period of 36 days and will expire on August 27, 2009 unless extended or withdrawn. Full details of the offer will be included in the formal offer and take-over bid circular to be publicly filed and subsequently mailed to Canadian Hydro Developers' shareholders.

The offer will be subject to certain conditions, including acceptance of the offer by holders of at least 66⅔ per cent of Canadian Hydro Developers' common shares calculated on a fully-diluted basis, and receipt of all necessary regulatory approvals.

Conference Call Information

TransAlta will host a conference call and webcast to discuss the proposed transaction today at 9:00 a.m. (Mountain Time). Investors, analysts, media and other interested parties are invited to attend. The media will be invited to ask questions after investors and analysts. Please contact the conference operator five minutes prior to the call, noting “TransAlta Corporation” as the company and “Jennifer Pierce” as the moderator.

Dialing instructions for the call are as follows:

Dial-in number:

For local Toronto participants – 1-416-695-7806
Toll-free North American participants – 1-888-789-9572

Participant pass code:  7058674

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under “webcasts” in the “investor relations” section. A replay of the call will be accessible by dialing 416-695-5800 or 1-800-408-3053 and entering pass code 8532053. A transcript of the broadcast will be posted on TransAlta’s website once available.

For reference, participants may want to view a presentation outlining the benefits of the combination available on TransAlta’s website at www.transalta.com.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

This news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information includes, among others, statements regarding the proposed offer to acquire all of the issued and outstanding common shares of Canadian Hydro Developers including the timing and terms thereof and management's assessment of the effects of the successful completion of the transaction on TransAlta.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's control including, without limitation, uncertainty related to the completion of the transaction and the effects of the transaction on TransAlta, the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta will derive therefrom.

Forward-looking information is based on the estimates and opinions of TransAlta's management at the time the information is released and TransAlta does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Information in this news release concerning Canadian Hydro Developers is based entirely on publicly available sources and has not been independently verified by TransAlta. TransAlta assumes no responsibility for the accuracy or completeness of such information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

TransAlta and its affiliates have not yet commenced the offer referred to in this news release.  The offer (as it may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer to purchase and take-over bid circular to be delivered to Canadian Hydro Developers and filed with Canadian provincial securities regulators and to be mailed to Canadian Hydro Developers shareholders by the offeror.  The offer to purchase and take-over bid circular will contain important information about the offer, including the terms and conditions of the offer, and should be read carefully by Canadian Hydro Developers shareholders.  When the offer is commenced, a Canadian Hydro Developers shareholder will be able to obtain at no charge the offer to purchase, take-over bid circular and all other documents when they become available on the system for electronic document analysis and retrieval (SEDAR) at www.sedar.com.  Accordingly, this announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.  The release, publication and distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published and distributed should inform themselves about and observe such restrictions.

 The offer is not being made in, nor will deposits of securities be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, TransAlta may, in its sole discretion, take such action as it deems necessary to extend the offer in any such jurisdiction.

In addition, this news release, including the statements regarding TransAlta’s plans to arrange permanent debt and equity financing for the transaction, does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  403-267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  403-267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com